UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                    000-50635
                                                                 SEC FILE NUMBER
                                                                 ---------------

                                                                             N/A
                                                                 ---------------
                                                                    CUSIP NUMBER

                                                   (Check One):

                    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
                   [x] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR
                         For Period Ended: June 30, 2004
                                           -------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A
                                                       ---

--------------------------------------------------------------------------------
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
--------------------------------------------------------------------------------
Part I-Registrant Information
--------------------------------------------------------------------------------

     Full Name of Registrant:
                  Colony Resorts LVH Acquisitions, LLC

     Former Name if Applicable:
                  N/A

     Address of Principal Executive Office (Street and Number):
                  1999 Avenue of the Stars, Suite 1200

     City, State and Zip Code
                  Los Angeles, CA 90067

--------------------------------------------------------------------------------
Part II-Rules 12b-25 (b) and (c)
--------------------------------------------------------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate) [x]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
Part III-Narrative
--------------------------------------------------------------------------------

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On June 18, 2004, Colony Resorts LVH Acquisitions (the "Company") purchased substantially all of the assets and assumed certain liabilities of LVH Corporation, a wholly-owned subsidiary of Caesars Entertainment, Inc. ("LVH"). The Form 10-Q for the period ended June 30, 2004 could not be filed within the prescribed time period due to the amount of time required to prepare financial statements for the Company's quarterly report. Accordingly, the Company needs additional time to complete the disclosure in the quarterly report on Form 10-Q as required under the Securities Exchange Act of 1934.

--------------------------------------------------------------------------------
Part IV-Other Information
--------------------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification

Robert Schaffhauser                            (702)               732-5922
--------------------------------------------------------------------------------
(Name)                                      (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [x] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company did not exist during the corresponding period for the last fiscal year. The Company was formed on December 18, 2003 and, prior to June 2004, conducted no business other than relating to the acquisition of substantially all of the assets and certain liabilities of LVH. The Company is delayed in filing its 10-Q due to the fact that the Company purchased substantially all of the assets and assumed certain liabilities of LVH on June 18, 2004. Accordingly, there will be significant material changes because the entity is now an operating company that owns and operates a hotel and casino. See also above in Part III.

                      Colony Resorts LVH Acquisitions, LLC
                      ------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2004         By: /s/ Rodolfo Prieto
      --------------------        ------------------------
                              Name:  Rodolfo Prieto
                              Title: Chief Executive Officer and General Manager

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).